SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4 )*

                                 ImaginOn, Inc.
                                ----------------
                                (Name of Issuer)

                          Common Stock, Par Value $.01
                         ------------------------------
                         (Title of Class of Securities)


                                   45246K 10 4
                                 --------------
                                 (CUSIP Number)

  Leonard W. Kain, 1390 Broadway, #B213, Placerville, CA 95667, (530) 672-5398
 -----------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                November 20, 2000
              ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Check the following box if a fee is being paid with the statement. |_| (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.      45246K 10 4

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1.      NAME OF REPORTING PERSON

        Leonard W. Kain

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             a  |_|
                                                                      b  |_|
--------------------------------------------------------------------------------

3.      SEC USE ONLY


--------------------------------------------------------------------------------

4.      SOURCE OF FUNDS*

        OO - stock of company merged into issuer
--------------------------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                               |_|


--------------------------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
--------------------------------------------------------------------------------


                                                 7.      SOLE VOTING POWER

                   NUMBER OF                                  2,297,300
                    SHARES
                 BENEFICIALLY                    -------------------------------
                     OWNED
                    BY EACH
                   REPORTING                     8.     SHARED VOTING POWER
                  PERSON WITH
                                                                    -0-
                                              ----------------------------------

                                                 9.     SOLE DISPOSITIVE POWER

                                                              2,297,300
                                              ----------------------------------

                                                10.    SHARED DISPOSITIVE POWER

                                                                    -0-

--------------------------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,297,300
--------------------------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
                                                                    |_|

--------------------------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.4% based on 52,434,618 shares outstanding according to Issuer's S-3 filed on 11/20/00

--------------------------------------------------------------------------------

14.     TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

                         AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 4 is to the Schedule 13D, filed by the reporting person, dated November 13, 2000, Schedule 13D, Amendment No. 1 dated November 13 , 2000,
Schedule 13D, Amendment No. 2, dated November 13 , 2000, and Schedule 13D, Amendment No. 3 dated November 13, 2000, and amends it to the extent set forth below:

     Item 5. Interest in Securities of the Issuer

     (a) On November 20, 2000, the issuer filed a registration statement on Form S-3 (the "Registration Statement") reporting that, as of November 16, 2000, 52,434,618 shares of the Common Stock of the issuer were outstanding. This reporting person is the beneficial owner of 2,297,300 shares of the Common Stock of the issuer, which, based on the Registration Statement, represented 4.4% of the issuer's outstanding  Common  Stock as of  November  16,  2000.

     (b) The person filing this report had sole power to vote or direct the vote, and sole power to dispose or to direct the disposition, of 2,297,300 shares of the issuer's common stock.

     (c)  None.

     (e) Based on the Registration Statement, on or about November 16, 2000 the reporting person ceased being the beneficial owner of more than five percent of the Common Stock of the issuer.

All other items remain the same as the previous filing.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 8,2000
                                        /s/ LEONARD W. KAIN
                                            ----------------------------
                                            Leonard W. Kain, Individual
                                            Name/Title


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)